

January 9, 2015

Via E-mail
Mr. Frederick Wilkinson
President and Chief Executive Officer
Impax Laboratories, Inc.
30831 Huntwood Avenue
Hayward, CA 94544

Re: Impax Laboratories, Inc.
**   Form 10-K for the Fiscal Year Ended December 31, 2013**
**   Filed February 25, 2014**
**   File No. 001-34263**

Dear Mr. Wilkinson:

We have reviewed your December 10, 2014 response to our comments issued on November 26, 2014 and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Use of Estimates, page 54

1. We acknowledge your response to comment 1. Please address the following:
    - Explain how you ensure that the rate of historical provisions were reasonable and were not overstated or understated. It is not clear how gross to net deductions as a percent of gross sales indicate the accuracy of the reserves, since such amount includes provisions for the current period sales and adjustments for the prior period provisions. Furthermore, it is also not clear how a comparison of the accruals versus payments would indicate the accuracy of the reserves, since such analysis does not take into account the periods that the accruals and payments relate;
    - You state that you consider the inventory on hand at the major drug wholesalers when estimating provisions for chargebacks and indirect sales rebates. Please clarify whether you only record provisions for chargebacks and indirect sales

rebates relating to products sold through the major drug wholesalers. If so, explain why this is appropriate;

- Quantify the percentage variance and its financial impact of the actual to estimated inventory return rate of lots that closed during the years presented. To the extent that the financial impact of the variance was material, explain the reason for this variance; and
- Quantify the amount of time it generally takes from when you recognize the revenues to when you issue chargeback and return credits.

Distribution, License, Development and Supply Agreement with AstraZeneca UK Limited, page F-41

2. We acknowledge your response to comment 2. Please address the following:
   - Provide us with your analysis of risk and reward;
   - Explain why the transition payments from AstraZeneca was not akin to a royalty; and
   - Reconcile the fact that the value of the intangible asset was inversely related to its performance under your accounting. That is, explain why you attributed lesser value to the intangible asset as it generated higher gross profit, while the higher gross profit presumably indicated higher intangible asset value.

You may contact Senior Staff Accountants Keira Nakada at (202) 551-3659 or Jim Peklenk at (202) 551-3661 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3651.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief